EXHIBIT 99.1

Design of Tailing Management Facility and Water Storage Dam at KSM Receives Vote of Confidence from Independent Geotechnical Review Board

TORONTO, April 11, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) announced today its Independent Geotechnical Review Board (the Board) has completed its first review of the KSM Project’s Tailing Management Facility (TMF) and Water Storage Dam (WSD) and concluded the designs are appropriate.

The Board was established in January 2015 to independently review and to provide expert opinion and oversight on TMF and WSD with a focus on their structural stability and integrity throughout the design, construction, operation and closure of the project.

The Board has unimpeded access to all technical data necessary to enable them to assess KSM's TMF and WSD on an ongoing basis, and to ensure these structures meet internationally accepted standards and practices which effectively minimize risks to employees, the environment and local communities.

The initial Board review of Seabridge Gold’s TMF and WSD design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe?  The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions.   Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSD as development continues.

Seabridge Gold Chairman and CEO Rudi Fronk stated "We are pleased that the Board, which is a voluntary undertaking on our part, was impressed with the practical and robust solutions that have been selected for tailing and water management at KSM and have concluded that the designs are appropriate for the project. We look forward to the Board’s continued involvement as they fulfil their important role in providing oversight of the KSM Project.”

Dr. Andrew Robertson, the Chairman of the Board, said “We were impressed with the quantity and level of detail and information presented by Seabridge and its technical team on the project’s design and we appreciated the insightful and frank discussions that occurred during our first meeting.  We look forward to future meetings as we further develop the Board’s oversight role in the Project.”

Over the next several weeks, the results of the Board’s first report will be shared with the Government (Federal, Province and the State of Alaska), aboriginal groups, including the Nisga’a Nation, the Tahltan Nation, the Tsetaut Skii km Lax Ha, the Gitanyow Nation and Gitxsan Nation, and other stakeholders who participated in the environmental assessment of the project.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net